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03024313

File No. 82-5227

June 25, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

• Notice of Appeal to the Supreme Court against Judgment in Favor of the Company

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 7/9

(Translation) **File No. 82-5227**

June 20, 2003

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Chief Executive Officer
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Appeal to the Supreme Court against Judgment in Favor of the Company

Notice is hereby given that with regard to the following action filed by Aruze Corp. against Sammy Corporation (the "Company") for infringement of patents, on which a judgment completely in favor of the Company was delivered by the Tokyo High Court on June 4, 2003 as well as by the Tokyo District Court previously, the Company today was served with a notice that Aruze Corp. filed an appeal to the Supreme Court as of June 17, 2003, as described below:

Description

1. Appellant (plaintiff)

   (1) Name: Aruze Corp.

   (2) Location: 1-25, Ariake 3-chome, Koto-ku, Tokyo

   (3) Representative: Kazuo Okada, Representative Director

2. Background

   (1) On February 22, 2000, plaintiff Aruze Corp. filed an action for damages of ¥1,500,000,000 against the Company, alleging that a pachislot machine "*Kamen Rider V3*" of the Company infringed the patent rights of Aruze Corp.

   (2) On June 25, 2002, the Tokyo District Court delivered a judgment in favor of the Company. ("The plaintiff's claim shall be dismissed.")

   (3) On June 4, 2003, the Tokyo High Court delivered a judgment in favor of the Company. ("The appeal shall be dismissed.")

3. Future prospects

The Company believes that as found in the court of first instance (the Tokyo District Court) and the court of second instance (the Tokyo High Court), it has not infringed any patent right.

At the present moment, the appeal to the Supreme Court is not expected to affect business results of the Company.

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